September 5, 2025

Michael Tannenbaum
Chief Executive Officer
Figure Technology Solutions, Inc.
100 West Liberty Street, Suite 600
Reno, NV 89501

       Re: Figure Technology Solutions, Inc.
           Registration Statement on Form S-1
           Filed August 18, 2025
           File No. 333-289695
Dear Michael Tannenbaum:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2025 letter.

Amendment No. 2 to Form S-1
Cover Page

1.     We note your response to our prior comment 25 in our letter dated June
6, 2025.
       Please revise to disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.
2. We note the 12 color pages between the cover page and the Summary. These pages give prominence to the statements, statistics and quotes without the context provided in the Summary and elsewhere. We also note the identified "Lender Participants."
       Consider revising to move these pages to the Summary or later in the prospectus to provide context, and revise as appropriate to explain on what basis the particular
       Lender Participants were chosen or are representative of your lenders, which appear to
 September 5, 2025
Page 2

       be the partners who use your LOS for originating HELOCs. We refer you to Securities Act Forms Compliance and Disclosure Interpretation 101.02.
Figure Connect, page 7

3. We note your response to prior comment 3 and revised disclosure that the Guarantor
       Vehicle offloads some of the risk, "often retaining most." Please clarify how the
       Guarantor Vehicle determines which HELOCs to purchase and which transactions to be the sponsor for. In this regard, we note page 192 indicates that the Guarantor
       Vehicle is not obligated to buy HELOCs under certain circumstances, including as a result of a return on equity target. Please disclose the return on equity target and explain whether these discretionary and threshold features may limit the amount of liquidity the Guarantor Vehicle is expected to provide. Where you indicate that the
       Guarantor Vehicle plays the role that Figure "previously played," please revise to clarify if you believe your exit from the intermediary role was accomplished solely by setting up the Guarantor Vehicle arrangement or if other factors were involved.
Democratized Prime, page 9

4. We note your response to prior comment 5. To the extent necessary to an understanding of Democratized Prime, please revise to clarify the following:
           Where you state that "[c]ollateral terms are established," explain which party/parties or processes determine the collateral terms;
           Given disclosure about loans being homogeneous and pre-defined standards and underwriting criteria, clarify what types of differentiating factors lenders assess when evaluating "[q]uality," as referenced on page 9;
           Clarify approximately how much time borrowers have to add collateral or reduce loan amounts in the event a liquidation has been triggered;
           With respect to LTVs, please quantify in approximate terms what the LTV
           "threshold" is and what parties or processes determine the threshold; and
           Explain whether LTV thresholds depend on the type of asset (HELOC, digital asset, etc.) and quantify any such differences in approximate terms. Please provide any ranges of values, formulas or other factors, such as index
       references, that are used for the above and indicate, if true, that features are subject to change.
Dilution, page 140

5. Please provide us with your calculations, with appropriate explanation, for arriving at the numbers disclosed in the dilution table on page 140. In addition, please expand your disclosure within the Dilution section, such as including a footnote to the table, to show the calculation of historical and pro forma net tangible book value ("NTBV")
       per share, detailing the individual components of the numerator and denominator in each of these calculations. Ensure that your revised disclosure allows readers to clearly quantify and fully understand: (i) any differences between the amounts presented in your financial statements on page F-2 and amounts used in the historical
       NTBV calculation, (ii) the impact of the Transactions you give effect to in arriving at the pro forma denominator share amount, and (iii) the offering adjustments to the
 September 5, 2025
Page 3

       numerator and denominator.
Our Proprietary Loan Origination System, page 188

6. We note your revised disclosure, response to comment 6 and references on page 190 to parties being able to remove HELOCs from the Provenance Blockchain. To the extent material, clarify whether sponsors, purchasers or others have opted out or have been party to disputes about whether to use the Provenance Blockchain.
Exhibit Index, page II-5

7.     We note certain portions of exhibit 10.14 are redacted. Please mark the exhibit index
       to indicate that portions of the exhibit have been omitted and state the basis upon which you are relying for such redactions. If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise each applicable exhibit to include a prominent statement on the first page of such redacted exhibit that certain identified information has been excluded because it is both not material and the type of information that the registrant treats as private or confidential. Please contact Ben Phippen at 202-551-3697 or Cara Lubit at 202-551-5909
if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Adam J. Gelardi, Esq.